ODYSSEY

STEPS TO RECEIVE YOUR ENTITLEMENT

To receive your entitlement, you must complete the following steps:

- ☐ Fill out the Shareholder Registration Table on page 3. The registration and address **must match Odyssey's records.**
- ☐ If your address of record needs to be updated, fill out Box "A" on page 5.
- ☐ If the entitlement is to be mailed to an address other than the address of record or the address indicated in Box "A", fill out Box "B" on page 5.
- ☐ Fill out Box "C" on page 5.
  - ➢ If the securities are owned jointly, all owners must sign this Letter of Transmittal.
  - ➢ If the Letter of Transmittal is being signed by anyone other than the current registered holder, supporting **documentation demonstrating signing authority must be provided** (Refer to #5 in FAQ).
- ☐ If you want your entitlement issued and mailed to the name and address of record, **leave Boxes "A", "B", and "D" blank.**
- ☐ If the entitlement is to be issued to any person or entity other than the current registered holder, fill out Box "D" on page 5. The Medallion or Signature Guarantee section (Box "E") **must also be filled out and stamped** by an Eligible Institution (Refer to #3 and #4 in FAQ).
- ☐ If the entitlement is to be held at one of Odyssey's offices for pick up, fill out Box "F".
- ☐ Fill out Box "G" on page 6.
- ☐ Complete the applicable Internal Revenue Service ("IRS") Form:
  - ➢ W-9 if you are a U.S person, or
  - ➢ W-8 if you are not a U.S. person for U.S. federal income tax purposes.
- ☐ If applicable, include your original share certificate(s). If your share certificate(s) has been lost, stolen, or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded, together with a letter describing the loss. Odyssey will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

Once required steps are complete, please send original documents, to Odyssey Trust Company, the depositary, at the following address by mail, hand, or courier:

Trader's Bank Building
702 – 67 Yonge Street
Toronto ON M5E 1J8
Attention: Corporate Actions

FREQUENTLY ASKED QUESTIONS (FAQ)

1. **What is a Registered Shareholder?** A registered shareholder is a person or entity who directly owns shares in the company. The registered shareholder will have their name and address filed on the company's registry.
2. **How do I confirm the number of shares I have?** Holders may contact Odyssey by visiting our website: www.odysseytrust.com/ca-en/help or by phone by at 1-888-290-1175 (Toll-Free).
3. **What is a Medallion Guarantee?** It is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca-en/help.
4. **What is an Eligible Institution?** It is a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Participants of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. Alternatively, a Signature Guarantee from Bank of Nova Scotia, RBC and TD, is acceptable.
5. **What is Signing Authority?** Where someone executes the Letter of Transmittal other than the registered shareholder or where the shares are registered to an entity, it must be accompanied by satisfactory evidence of the representative's authority to sign on behalf of the registered holder or entity. Examples of these documents include Corporate Resolutions, Partnership/Trustee Agreements, proofs of guardianship, Powers of Attorney, Estate Documentation, etc. **Note:** Documents demonstrating authority must be dated within the last 6 months.

LETTER OF TRANSMITTAL
WITH RESPECT TO THE COMMONS SHARES OF FOREMOST CLEAN ENGERGY LTD. ("FOREMOST")

This Letter of Transmittal is for use by registered holders ("**Foremost Shareholders**") of the common shares (the "**Foremost Shares**") of Foremost in connection with the proposed plan of arrangement pursuant to section 288 of the *Business Corporations Act* (British Columbia) (the "**Arrangement**"), described in the management information circular of Foremost dated November 12, 2024 (the "**Circular**") accompanying this Letter of Transmittal involving, among other things, and pursuant to the terms of an arrangement agreement dated as of July 29, 2024, as amended and restated as of November 4, 2024 (the "**Arrangement Agreement**"), the distribution of new common shares of Foremost (the "**New Foremost Shares**") and common shares (the "**Spinco Shares**") of Rio Grande Resources Ltd. ("**Spinco**") to Foremost Shareholders on the basis of one (1) New Foremost Share and two (2) Spinco Shares (the "**Consideration Shares**") for each Foremost Share held by Foremost Shareholders as of the effective date of the Arrangement, which is to be considered at an annual and special meeting (the "**Meeting**") of Foremost Shareholders scheduled to be held on December 20, 2024 (or any adjournment(s) or postponement(s) thereof).

The terms and conditions of the Arrangement Agreement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Arrangement Agreement have the meaning set out in the Arrangement Agreement. You are encouraged to carefully review the Circular in its entirety. Any reference herein to the Arrangement Agreement includes any amendment or modification thereof.

ODYSSEY TRUST COMPANY (THE "DEPOSITARY")
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Beneficial Shareholders whose Foremost Shares are registered in the name of an intermediary (i.e., a bank, trust company, securities broker, trustee, or other) should contact that intermediary for instructions and assistance in depositing their Foremost Shares.

To receive the Consideration Shares, Foremost Shareholders are required to deposit the original certificate(s), as applicable, representing the Foremost Shares held by them (the "**Deposited Shares**"), along with this properly completed and duly signed Letter of Transmittal to Odyssey Trust Company (the "**Depositary**"). The Consideration Shares owed to a Foremost Shareholder who has complied with the procedures set out herein will be, as soon as practicable after the Effective Date and after the receipt of all required documents will be: (i) e-mailed a DRS to the Foremost Shareholder at the e-mail address specified in this Letter of Transmittal (ii) forwarded a DRS or certificate to the Foremost Shareholder at the address specified in this Letter of Transmittal by first-class mail, postage prepaid; (iii) if no address has been specified in this Letter of Transmittal, forwarded to the address of the Foremost Shareholder on the register of the Foremost Shares or; (iv) made available at the office of the Depositary for pickup by the Foremost Shareholder.

Please note that the delivery of this Letter of Transmittal, together with your Foremost Share certificate(s), as applicable, does not constitute a vote in favor of the Arrangement. To exercise your right to vote at the Meeting, you must attend the Meeting in person or by proxy.

Foremost Shareholders are not entitled to receive fractional Spinco Shares in connection with the Arrangement, and no cash payment or other form of consideration will be payable in lieu thereof. In lieu of any fractional Spinco Shares, the number of Spinco Shares to be issued to each Foremost Shareholder will be rounded to the nearest whole number of Spinco Shares (with fractions equal to or greater than 0.5 being rounded up).

THE ENTITLEMENT, BEING THE CONSIDERATION SHARES, TO WHICH FOREMOST SHAREHOLDERS HAVE THE RIGHT TO RECEIVE IN ACCORDANCE WITH THE ARRANGEMENT SHALL BE RELEASED BY THE DEPOSITARY, UPON VALID RECEIPT OF A LETTER OF TRANSMITTAL TOGETHER WITH ORIGINAL CERTIFICATE(S), IF APPLICABLE, REPRESENTING THE DEPOSITED SHARES. IT IS IMPORTANT THAT YOU CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW, PROPERLY COMPLETE, DULY EXECUTE, AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

DEPOSIT OF FOREMOST SHARES

TO:	**FOREMOST CLEAN ENERGY LTD.**
AND TO:	**RIO GRANDE RESOURCES LTD.**
AND TO:	**ODYSSEY TRUST COMPANY, AS DEPOSITARY**

The undersigned hereby delivers to the Depositary the enclosed certificate(s), if applicable, representing Foremost Shares (being the Deposited Shares) to be exchanged for the Consideration Shares pursuant to and in accordance with the Arrangement, as described in detail in the Circular.

SHAREHOLDER REGISTRATION TABLE		
Certificate Number(s)	**Name(s) and Address of Registered Holder(s)**	**Number of Foremost Shares Represented by Certificate(s)***
	TOTAL NUMBER OF FOREMOST SHARES DEPOSITED:	

Please clearly print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above format.

*The total of the number of Foremost Shares listed in the table above must equal the total number of Foremost Shares registered to the holder on the register of Foremost.

☐ **Check this box if all or some certificates have been lost, stolen, or destroyed.** Please review instruction 1. (b) for additional information.

Any certificate(s) described above are enclosed and the Foremost Shareholder irrevocably deposits the above-mentioned Deposited Shares in exchange for the Consideration Shares to which such Foremost Shareholder is entitled pursuant to the Arrangement, on the basis of one (1) New Foremost Shares and two (2) Spinco Shares for each Foremost Share held by such Foremost Shareholders. The Foremost Shareholder transmits the securities described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.

Foremost Shareholders who do not deliver their certificate(s) representing Foremost Shares and all other documents required by the Depositary on or before the sixth (6th) anniversary of the Effective Date of the Arrangement shall lose their right to receive the Consideration Shares or other compensation.

The undersigned acknowledges that if the Arrangement does not proceed, any enclosed certificate(s) representing the Deposited Shares will be: (i) converted into a DRS and returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the address as it appears on the register of Foremost Shares; or (ii) if the undersigned has chosen "Hold for Pick-Up" in this Letter of Transmittal, held for pick-up at the office of the Depositary.

☐ **If the undersigned does not wish to have their certificate converted into a DRS in this event, this box must be ticked.**

REPRESENTATIONS AND WARRANTIES

The undersigned registered holder(s) of the Deposited Shares represents and warrants to Foremost, Spinco and the Depositary that:

1. they acknowledge receipt of notice of the Circular;
2. they are the legal owner of the Deposited Shares and has good title to the rights represented by the above mentioned securities free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the securities representing the Deposited Shares;
3. the Deposited Shares have not been sold, assigned, or transferred, nor has any agreement been entered into to sell, assign, or transfer any such Deposited Shares to any other person.
4. the surrender of the undersigned's Deposited Shares complies with applicable laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein is true, accurate and complete as of the date hereof.
5. the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal.
6. acknowledges that the covenants, representations, and warranties of the undersigned contained herein shall survive the completion of the Arrangement.
7. acknowledges that Foremost and/or Spinco may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) securities or other regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement Agreement; and (iv) legal counsel to any of the parties to the Arrangement Agreement.
8. acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.
9. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by Foremost in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Foremost, Spinco, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;
10. covenants and agrees to execute, upon request, any additional documents, transfers, and other assurances as may be necessary or desirable to complete the exchange of securities representing the Deposited Shares for the Consideration Shares.
11. surrenders to Foremost, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes each director and officer of Foremost, and any other person designated by Foremost in writing, as true and lawful attorney of the undersigned, with the full power of substitution to deliver the securities representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books the Foremost;
12. except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares;
13. represents that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, in connection with the Meeting has been or will be granted with respect to the Deposited Shares.
14. following completion of the Arrangement, directs and instructs the Depositary to issue or to cause to be issued DRSs or certificates representing the Consideration Shares for the Deposited Shares promptly after the Effective Date and unless otherwise indicated in this Letter of Transmittal under "Special Instructions" or "Hold for Pick-Up" to the Foremost Shareholder at the address and/or e-mail address specified herein. If no address is specified, the Depositary will forward the DRSs or certificates to the address of the Foremost Shareholder as shown on the register of Foremost Shares.
15. acknowledges that the undersigned will not receive payment in respect of the Deposited Shares until all required documents, including any certificate(s), are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by

the Depositary. It is further acknowledged that no interest will accrue on the Consideration Shares payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the Consideration Shares in respect of Deposited Shares will completely discharge any obligations of Foremost, Spinco and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and

16. by reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l'arrangement, tel qu'il est accepté au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportant soient rédigés exclusivement en anglais. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A – NEW ADDRESS UPDATE

To be completed ONLY if you require an address update on Odyssey's records.

(New Street Address & Number)

(New City and Province or State)

(New Postal/Zip Code & Country)

(Telephone – Business Hours)

BOX B – SPECIAL INSTRUCTIONS

To be completed ONLY if the entitlement is to be mailed to an address other than your address of record or the address in Box A.

(Street Address & Number)

(City and Province or State)

(Postal/Zip Code & Country)

(Telephone – Business Hours)

□ Please issue a physical share certificates instead of a DRS statements

BOX C – SIGNATURE (REQUIRED)

Dated: ____________________

(Signature of Foremost Shareholder or Authorized Representative) *

(Signature of any joint Foremost Shareholder)

(Name of Foremost Shareholder(s))

(Name of Authorized Representative)

(Email Address) **

BOX D - TRANSFER INSTRUCTIONS

To be completed ONLY if the entitlement is to be issued and transferred to someone other than the registered shareholder. **Box E must also be completed.**

(Name)

(Street Address and Number)

(City and Province or State)

(Postal (Zip) Code and Country)

(Telephone – Business Hours)

(Email Address) **

BOX E – SIGNATURE GUARANTEE

Signature guaranteed by:

(Authorized Signature)

(Name of Guarantor)

(Telephone – Business Hours)

BOX F – PICK UP INSTRUCTIONS

Hold for pick-up at the office of the Depositary where the Foremost Shares were deposited:

☐ Calgary ☐Toronto ☐Vancouver

***If the signature is that of a Trustee, Executor, Administrator, Guardian, Attorney-in-fact, Agent, Officer of a corporation, or any other person acting in a fiduciary or representative capacity, proof of signing authority dated within 6 months is required.**

****By providing an email address, the undersigned consents to electronic delivery by the Depositary ("E-consent").**

BOX G – RESIDENCY ELECTION (REQUIRED)

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

☐ The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐ The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any Shareholder that is either (A) providing an address below that is located within the United States or any territory or possession thereof; or (B) a U.S. person for United States federal tax purposes (as further described in Instruction 12). If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid United States backup withholding you must complete the **Form W-9 attached as Appendix "A"** or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions. If you are not a U.S. Shareholder and you provide an address that is located in the United States, you must complete an appropriate Form W-8. If you require a Form W-8, please contact the Depositary. **All Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.**

ADDITIONAL INSTRUCTIONS

1. Miscellaneous

(a) If Box D is not completed, the Consideration Shares will be issued in the name of the registered holder of the Deposited Shares and if neither Box A or Box B is completed nor an e-mail address provided, the DRSs or certificates will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of the Foremost Shares. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

(b) If a certificate representing the Foremost Shares has been lost, stolen, or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or Foremost or Spinco will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

(c) If the Arrangement does not proceed for any reason, any certificate(s) that cannot be converted into DRSs for the Foremost Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box A, Box B or Box D, as applicable, or failing such address being specified, to the registered holder at the address as it appears on the register of Foremost.

(d) Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained on request from the Depositary at the telephone number, e-mail, or address specified on the back page of this Letter of Transmittal. Foremost Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

(e) If the Foremost Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal must be completed for each different registration.

(f) The method used to deliver this Letter of Transmittal, any accompanying certificate(s), and all other required documents is at the option and risk of the Foremost Shareholder. Delivery will be deemed received only when such documents are received by the Depositary. Foremost recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested and properly insured, is recommended. Delivery to an address other than to the address specified on the back page of this Letter of Transmittal does not constitute.

(g) No alternative, conditional, or contingent deposits of the Foremost Shares will be accepted.

2. U.S. Federal Income Tax and Backup Withholding - Form W-9 Instructions

(a) The following does not constitute a summary of the tax consequences of the Arrangement and Foremost Shareholders should consult with their own tax advisors regarding the tax consequences of the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. tax consequences. Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number ("**TIN**") on the Form W-9, which may be obtained from the Depositary or at http://www.irs.gov, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such U.S. Shareholder must cross out item 2 of the Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable U.S Treasury regulations to be treated as a U.S. person. Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in the Substitute Form W-9 and sign and date the form. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Form W-9, and sign and date the Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary. If the Form W-9 is not applicable to a holder because such holder is not a U.S. Shareholder, but such holder provides an address that is located in the United States,

such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury to avoid U.S. federal backup withholding tax. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary, or at http://www.irs.gov.

(b) A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% ON ANY CONSIDERATION SUBJECT TO TAX DUE TO SUCH HOLDER IN CONNECTION WITH THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A SUBSTITUTE FORM W-9 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH U.S. SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH U.S. SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

3. **Privacy Notice**

(a) At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic, and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 350 – 409 Granville St, Vancouver, BC, V6C 1T2.

The Depositary is:
Odyssey Trust Company

Deliver by Registered Mail, Mail, Hand, or Courier to:

Trader's Bank Building
702 – 67 Yonge Street
Toronto ON M5E 1J8
Attention: Corporate Actions

Inquiries:
Telephone: **(587) 885-0960**
E-Mail: **corp.actions@odysseytrust.com**

Any questions and requests for assistance may be directed to the Depositary at the telephone number or e-mail set out above.

Form **W-9** (Rev. March 2024) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form,* below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

D Individual/sole proprietor D C corporation D S corporation D Partnership D Trust/estate

D LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership)

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

D Other (see instructions)

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions D

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any)

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The **TIN** provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part **I**, later. For other entities, it is your employer identification number (**EIN**). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

[II]-ITJ-1

or

Employer identification number

[I]

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person** **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they